FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

     COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly-Held Company
CORPORATE TAXPAYERS’ ID (CNPJ/MF) 47.508.411/0001-56
NIRE 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 10, 2008

On the tenth day of the month of June of 2008 at 6:00 PM, at the Company’s headquarters located at Avenida Brigadeiro Luiz Antonio, 3142, in the Capital City of the State of São Paulo, the members of the Board of Directors met at the request of the Chairman, with the attendance of the board members who undersign these minutes. The Chairman of the Board, Mr. Abilio dos Santos Diniz, presided the meeting and invited me, Marise Rieger Salzano, to act as Secretary. To begin the meeting, the President informed that the Board Members should discuss the issuing of 357,081 (three hundred and fifty-seven thousand, and eighty-one) preferred shares, within the limit of the Company’s Authorized Capital, of which: (i) 161,760 (one hundred and sixty-one thousand, seven hundred and sixty) preferred shares at the underwriting price of R$ 25.09 (twenty-five Brazilian reais and nine centavos), per share, in the total amount of R$ 4,058,558.40 (four million, fifty-eight thousand, five hundred and fifty-eight Brazilian reais and forty centavos) – Series 7; (ii) 1,550 (one thousand, five hundred and fifty) preferred shares at the underwriting price of R$ 31.61 (thirty-one Brazilian reais and sixty-one centavos), per share, in the total amount of R$ 48,995.50 (forty-eight thousand, nine hundred and ninety-five Brazilian reais and fifty centavos) – Series 8; (iii) 179,730 (one hundred and seventy-nine thousand, seven hundred and thirty) preferred shares at the underwriting price of R$ 28.66 (twenty-eight Brazilian reais and sixty-six centavos), per share, in the total amount of R$ 5,151,061.80 (five million, one hundred and fifty-one thousand, sixty-one Brazilian reais and eighty centavos) – Series 9; (iv) 2,900 (two thousand, nine hundred) preferred shares at the underwriting price of R$ 24.63 (twenty-four Brazilian reais and sixty-three centavos), per share, in the total amount of R$ 71,427.00 (seventy-one thousand, four hundred and twenty-seven Brazilian reais) – Series A1 Silver; (v) 5,750 (five thousand, seven hundred and fifty) preferred shares at the underwriting price of R$ 26.93 (twenty-six Brazilian reais and ninety-three centavos), per share, in the total amount of R$ 154,847.50 (one hundred and fifty-four thousand, eight hundred and forty-seven Brazilian reais and fifty centavos) – Series A2 Silver; (vi) 5,391 (five thousand, three hundred and ninety-one) preferred shares at the underwriting price of R$ 0.01 (one centavo), per share, in the total amount of R$ 53.91 (fifty-three Brazilian reais and ninety-one centavos) – Series A2 Gold, for a capital increase in the amount of R$ 9,484,944.11 (nine million, four hundred and eighty-four thousand, nine hundred and forty-four Brazilian reais and eleven centavos) in the light of the underwriting and paying in of these shares in order to comply with the Stock Option Plan (the Plan) duly approved by the Board of Directors in the Meeting held on February 4, 1997, and by the shareholders’ resolution in the Annual and Extraordinary Shareholders’ Meeting held on April 28, 1997, and in the Extraordinary Shareholders’ Meeting held on December 20, 2006, and thus complying with the exercise of the mentioned Plan’s Series 7, Series 8, Series 9, Series A1 Silver, and Series A2 Silver and Gold, as provided for in that Plan. Following examination and discussions, the motion was approved unanimously by the Board Members to increase the Equity Capital in the total amount of R$ 9,484,944.11 (nine million, four hundred and eighty-four thousand, nine hundred and forty-four Brazilian reais and eleven centavos), in compliance with the provisions in Stock Option Plan - Series 7, Series 8, Series 9, Series A1 Silver, and Series A2 Silver and Gold, by means of the issuing of 357,081 (three hundred and fifty-seven thousand, and eighty-one) preferred shares, of which: (i) 161,760 (one hundred and sixty-one thousand, seven hundred and sixty) preferred shares at the underwriting price of R$ 25.09 (twenty-five Brazilian reais and nine centavos), per share, in the total amount of R$ 4,058,558.40 (four million, fifty-eight thousand, five hundred and fifty-eight Brazilian reais and forty centavos) – Series 7; (ii) 1,550 (one thousand, five hundred and fifty) preferred shares at the underwriting price of R$ 31.61 (thirty-one Brazilian reais and sixty-one centavos), per share, in the total amount of R$ 48,995.50 (forty-eight thousand, nine hundred and ninety-five Brazilian reais and fifty centavos) – Series 8; (iii) 179,730 (one hundred seventy-nine thousand, seven hundred and thirty) preferred shares at the underwriting price of R$ 28.66 (twenty-eight Brazilian reais and sixty-six centavos), per share, in the total amount of R$ 5,151,061.80 (five million, one hundred and fifty-one thousand, sixty-one Brazilian reais and eighty centavos) – Series 9; (iv) 2,900 (two thousand, nine hundred) preferred shares at the underwriting price of R$ 24.63 (twenty-four Brazilian reais and sixty-three centavos), per share, in the total amount of R$ 71,427.00 (seventy-one thousand, four hundred and twenty-seven Brazilian reais) – Series A1 Silver; (v) 5,750 (five thousand, seven hundred and fifty) preferred shares at the underwriting price of R$ 26.93 (twenty-six Brazilian reais and ninety-three centavos), per share, in the total amount of R$ 154,847.50 (one hundred and fifty-four thousand, eight hundred and forty-seven Brazilian reais and fifty centavos) – Series A2 Silver; (vi) 5,391 (five thousand, three hundred and ninety-one) preferred shares at the underwriting price of R$ 0.01 (one centavo), per share, in the total amount of R$ 53.91 (fifty-three Brazilian reais and ninety-one centavos) – Series A2 Gold. As a result, the Company’s Capital Stock shall be raised from R$ 4,222,667,807.01 (four billion, two hundred and twenty-two million, six hundred and sixty-seven thousand, eight hundred and seven Brazilian reais and one centavo) to R$ 4,232,152,751.12 (four billion, two hundred and thirty-two million, one hundred and fifty-two thousand, seven hundred and fifty-one Brazilian reais and twelve centavos), entirely paid in and divided into 229,058,401 (two hundred and twenty-nine million, fifty-eight thousand, four hundred and one) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 129,378,550 (one hundred and twenty-nine million, three hundred and seventy-eight thousand, five hundred and fifty) preferred shares.

In accordance with the Plan’s provisions, as approved by the Board of Directors and Shareholders, the preferred shares arising from this underwriting shall be of the same nature and conditions, and shall enjoy the same rights and advantages as provided by the By-laws to its kind, and shall be entitled to full dividends for the 2008 fiscal year.

2

Following the Capital Increase approved in this Meeting, the head of the company By-laws' Article 4 shall become effective with the following wording:

" ARTICLE 4 ("caput") The Company’s Capital Stock is R$ 4,232,152,751.12 (four billion, two hundred and thirty-two million, one hundred and fifty-two thousand, seven hundred and fifty-one Brazilian reais and twelve centavos), entirely paid in and divided into 229,058,401 (two hundred and twenty-nine million, fifty-eight thousand, four hundred and one) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 129,378,550 (one hundred and twenty-nine million, three hundred and seventy-eight thousand, five hundred and fifty) preferred shares.”

The President explained that the capital is being increased in the amount of R$ 251,083,182.24 (two hundred and fifty-one million, eighty-three thousand, one hundred and eighty-two Brazilian reais and twenty-four centavos), for a private subscription of the Company’s shares through the issue of 7,080,744 (seven million, eighty thousand, seven hundred and forty-four) preferred shares, within the limit of the Company’s Authorized Capital, and awaiting the manifestation of the subscribers with regard to withdrawal of the subscription on or before June 26, 2008, as decided at the Board of Directors’ Meeting held on May 27, 2008. The Company’s Capital Stock will be the subject of ratification once again by the Board of Directors after the end of the above-mentioned period for withdrawal of subscription.

There being nothing else to discuss, the meeting was ended and these minutes were prepared, which having been read and found to be in accordance, were approved and signed by all those present. São Paulo, June 10, 2008. President – Abilio dos Santos Diniz; Marise Rieger Salzano, Secretary. Signatures: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, Michel Alain Maurice Favre, Jacques-Edouard Marie Charret, Candido Botelho Bracher, Fábio Schvartsman, Maria Silvia Bastos Marques and Guilherme Affonso Ferreira.

This is a free English translation of the original instrument filed at the Company’s records

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
Brazilian Bar Association / São Paulo Chapter No. 189.868

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 11, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.